Exhibit 99.1

News Release

Cenovus Energy announces renewal of normal course issuer bid

Calgary, Alberta (November 09, 2026) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today that the Toronto Stock Exchange (“TSX”) has approved the renewal of the company’s normal course issuer bid (“NCIB”) to purchase up to 126,482,982 common shares during the 12-month period commencing November 11, 2026, and ending November 10, 2027.

Cenovus may repurchase its common shares when it believes the market price represents an attractive investment opportunity and is in the best interest of Cenovus and its shareholders.

Cenovus’s prior NCIB for the purchase of up to 120,250,990 common shares is set to expire on November 10, 2026. As at October 31, 2026, Cenovus had repurchased an aggregate of 88,320,447 common shares at a weighted-average price of $38.35 per common share, excluding brokerage fees and share buyback taxes, under its prior NCIB. Purchases were made on the open market through the facilities of the TSX, New York Stock Exchange (“NYSE”) and/or alternative trading systems in Canada and the United States.

The number of shares authorized for purchase under the NCIB renewal represents 10% of Cenovus's public float, as defined by the TSX, as at October 31, 2026. On October 31, 2026, Cenovus had 1,807,322,179 common shares outstanding. Purchases will be made on the open market through the facilities of the TSX, NYSE and/or alternative trading systems in Canada and the United States at market prices prevailing at the time of acquisition or such other price as may be permitted by securities laws, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, or any exemptions therefrom.

Cenovus has also entered into an automatic share purchase plan (“ASPP”) allowing it to purchase common shares under the NCIB when the company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, Cenovus will provide instructions during non-blackout periods to its designated broker, which may not be varied or suspended during the blackout period. Purchases by Cenovus's designated broker will be in accordance with stock exchange rules, applicable securities laws and the terms of the ASPP. All purchases made under the ASPP are included in computing the number of common shares purchased under the NCIB. The ASPP has been pre-cleared, as required by the TSX.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Cenovus. The average daily trading volume through the facilities of the TSX during the six-month period ending on October 31, 2026, was 5,332,448 common shares. Consequently, daily purchases through the facilities of the TSX will be limited to 1,333,112 common shares, which is equal to 25% of the average daily trading volume, other than block purchase exceptions. Purchases over the NYSE will be made in compliance with the volume limitations in Rule 10b-18 in relation to average daily trading volume and block trades. All common shares acquired by Cenovus under the NCIB will be cancelled.

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Advisory

Forward-looking Information

This news release contains forward-looking statements and other information (collectively referred to as “forward-looking information”) about the company’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Although the company believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking information is current only as of the date indicated above. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this news release is identified by words such as “may” or “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about the renewal of Cenovus’s NCIB; the timing, methods and quantity of any purchases of common shares under the NCIB; and cancelling Cenovus common shares under such program.
Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.
Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements.
The information in this news release is also subject to risks disclosed in our annual Management’s Discussion and Analysis (MD&A) for the period ended December 31, 2025, supplemented by updates in our most recent quarterly MD&A, available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating sustainability considerations into its business plans. Cenovus common shares are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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Cenovus contacts:

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Investors
Investor Relations general line
403-766-7711

Media
Media Relations general line
403-766-7751
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